0-30768

02041047

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

P.E. 2/28/02

For the month of February, 2002

Voyus Ltd.
(SEC File No: 000-30768)

Reid House
31 Church Street
Hamilton, HM Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Voyus Ltd.

Date May 21/02

By: __________________
Basil Peters, Chairman

BM

News Release

CDNX Trading Symbol: VCS.U

Voyus to provide Managed IT Services for North America's Largest Junk Removal Service, 1-800-Got-Junk?

VANCOUVER, BC – February 5, 2002 - Voyus Canada Inc. (Voyus), a wholly owned subsidiary of Voyus Ltd. (CDNX: VCS.U), today announced that the company 1-800-Got-Junk? (Got-Junk?) has selected Voyus to provide a complete suite of outsourced IT solutions for their networked infrastructure.

Started in 1989, Vancouver based Got Junk? has 31 franchisees in Canada and the United States with over 200 employees, making them North America's largest Junk removal service. Leveraging a centralized dispatch and booking system they specialize in professional rapid service, hauling away junk other trash collectors will not take due to size, weight and content restrictions.

Brian Scudamore, CEO and Founder of Got-Junk? said, "We are a rapidly growing company with multiple franchised locations throughout North America. We have a centralized booking system for our franchisees, which in itself creates significant IT demands on our organization. Initially Voyus provided us with a back-up disaster recovery solution, from this our relationship has expanded into Voyus now managing our entire desktop and server infrastructure. It is rare to find an IT solutions company that can provide its customers a full suite of services ranging from consulting and design to complete outsourced infrastructure management. With our business slated to grow by 140% over the next 2 years, outsourcing our IT requirements to Voyus lets my management team focus on driving our core business, confident that our IT needs are being well looked after. Our 24/7 call center and Internet hub is the backbone of our business, we cannot afford downtime and have selected Voyus based on reputation and bottom line, Voyus saves us money."

"Got-Junk? is a great example of how Voyus works with small to medium businesses (SME) to lower IT costs and improve overall efficiencies," said Shawn Chute CEO Voyus. " Our relationship began by providing Got-Junk with a solution to an immediate requirement. We then proceeded to understand their overall IT needs by providing their management with a comprehensive IT assessment. From this Voyus laid out options designed to meet their current and future corporate growth plans. The final result is a cost effective "Managed Services" solution whereby Voyus will provide Got-Junk with all frontline desktop and server support lowering their IT costs."

"Whether it is engineering their new Internet Security Solution or ensuring their network move will be completed on time when they move to their new larger offices, we are committed to provide our SME customers with all the services afforded to larger organizations with IT departments at a fraction of the cost. We have added 22 new customers since the beginning of 2002, Got-Junk is a great example of why," added Shawn Chute.

About 1-800-Got-Junk (www.1800gotjunk.com)

1-800-Got-Junk? is a privately held Vancouver B.C. based company specializing in the removal of junk. Leveraging a unique combination call center and franchise model designed to deliver standardized professional services in a highly fragmented industry.

About Voyus (www.voyus.com)

Voyus provides a complete suite of Managed IT Services that reduce overall costs and increase productivity for its business customers. Voyus' technology completely automates the entire desktop and server management process, simplifying IT management and reducing technical support challenges for its customers.

Voyus helps businesses budget for IT by determining when, where and why IT dollars are spent and how they correspond to overall business objectives. Once a business' IT needs are determined, Voyus provides comprehensive subscription-based IT service bundles that simplify essential IT management.

Subscription-based services include technical Help Desk, 24 x 7 remote monitoring, remote control and online support as well as onsite service and email protection services guaranteeing 100% problem resolution. In addition, Voyus provides full consulting, web site management services, project management and implementation services.

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For further information, please contact:

Steve Smith/Zak Dingsdale

Investor Relations

(604) 642-0115

Email: ssmith@voyus.com

News Release

CDNX Trading Symbol: VCS.U

Voyus to provide Managed IT Services for Knightsbridge Career Management, Canada's leading Career Transition Services Provider.

Vancouver, B.C. - February 18, 2002 - Voyus Canada Inc. (Voyus), a wholly owned subsidiary of Voyus Ltd. (CDNX: VCS.U), today announced that Toronto based Knightsbridge Career Management Inc., has contracted Voyus to provide them with complete outsourced computer and server management.

Established in 1976, Knightsbridge Career Management is a leader in Career transition services. With over 75 professional staff in 10 offices across Canada, Knightsbridge has experienced professionals who provide career transition services for CEOs, senior executives, entrepreneurs, individuals, and groups, as well as complete assessment programs.

Under the terms of the contract, Voyus will provide IT helpdesk support for all Knightsbridge's employees located throughout their 10 Canadian offices. In addition, Voyus will monitor and manage Knightsbridge's entire server farm, providing a complete outsourced solution for their network infrastructure.

Alex Milic, Chief Information Officer of Knightsbridge said, "We are in the midst of completing a major relocation process involving our head office and all branch locations. As a result of these changes, our helpdesk and network infrastructure support needed a new delivery solution. A consistent high quality of service across all of our Canadian locations, effective asset management capability and remote software distribution were among our key objectives in securing a new IT partner. Voyus is capable of providing a complete solution for our requirements, from consulting to helpdesk and network infrastructure support.

"Knightsbridge wanted to work with one company that could provide a complete IT solution," added Bill Stoneman, Voyus' Regional Vice President. "We are able to meet this requirement by having Knightsbridge subscribe to our ***"Managed Services"*** which bundles together our remote Internet and Helpdesk support with our onsite services group creating a complete support solution."

About Knightsbridge (www.knightsbridge.ca <http://www.knightsbridge.ca>)

Knightsbridge is a leader in providing career transition services to a broad range of companies focusing on senior management. In addition, through their 10 national offices they provide a complete range of downsizing capabilities.

Knightsbridge is the former KPMG career transition business, which was acquired by Knightsbridge Human Capital Management Inc., in July 2001.

About Voyus (www.voyus.com <http://www.voyus.com>)

Voyus provides a complete suite of Managed IT Services that reduce overall costs and increase productivity for its business customers. Voyus' technology completely automates the entire desktop and server management process, simplifying IT management and reducing technical support challenges for its customers.

Voyus helps businesses budget for IT by determining when, and why IT dollars are spent and how they correspond to overall business objectives. Once a business' IT needs are determined, Voyus provides comprehensive subscription-based IT service bundles that simplify essential IT management.

Subscription-based services include technical Help Desk, 24 x 7 remote monitoring, remote control and online support as well as onsite service and email protection services guaranteeing 100% problem resolution. In addition, Voyus provides full consulting, web site management services, project management, and implementation services.

For further information, please contact:

Steve Smith/Zak Dingsdale
Corporate Communications
(604) 642-0115
Email: ssmith@voyus.com

Disclaimer

This News Release may contain certain statements related to revenue, expenses, development plans, and similar items that represent forward-looking statements. Such statements are based on assumptions and estimates related to future economic and market conditions. The assumptions are reviewed regularly by management, however, they involve risks and uncertainties, including, without limitation, changes in markets and competition, technological and competitive developments, and potential downturns in economic conditions generally, that could cause actual results to differ materially from those contemplated in the forward-looking statements.

News Release

CDNX Trading Symbol: VCS.U

Voyus to provide IT Services for LandCanada Limited, a leader in providing real estate document processing and title insurance for Canadian Banks and Financial Institutions.

Vancouver, B.C. – February 19, 2002 – Voyus Canada Inc. (Voyus), a wholly owned subsidiary of Voyus Ltd. (CDNX: VCS.U), today announced that Toronto based LandCanada Limited has contracted Voyus to provide a wide array of IT services providing LandCanada and its customers faster more efficient services.

Voyus has become LandCanada's technology consulting and key application development partner. New technology solutions are a cornerstone strategy that will position LandCanada for achievement of its aggressive growth plans.

LandCanada provides its products and services on a wholesale basis to financial institutions. Operating in all of Canada's provinces and territories, the company officially became direct marketer in January 1999, though it has operated extensively through agents in Canada since 1996. LandCanada is based in Mississauga, Ontario, with offices in Vancouver, Calgary and Montreal.

Under the terms of the agreement, Voyus will provide IT infrastructure support and custom Web application development services for LandCanada's employees in 6 regional offices.

Gary Mooney, Chairman and Chief Executive Officer of LandCanada said, "We have grown tremendously in the past few years and expect even more aggressive growth in the years ahead. In order to maintain our competitive edge and continue to provide the best services to our clients, we needed a technology partner who could meet our service and development requirements, both today and during our future growth periods. We needed someone with the flexibility to move and grow with us. Voyus was capable of providing a complete solution for our requirements, everything from consulting and design services to helpdesk and network infrastructure support. This is the flexibility we need."

"LandCanada required a technology partner who has the depth of skills as well as the services to be their ***"single point of contact",*** from analysis and planning to implementation and support." added Bill Stoneman, Voyus' Regional Vice President. "We are able to meet this requirement by offering both short term consulting and project work as well as long term support and process efficiency. We will use technology to allow LandCanada to provide their core services to their customers that are based on two elements – time to market and cost effective."

About LandCanada (www.landcanada.ca)

LandCanada provides its products and services on a wholesale basis to financial institutions. LandCanada makes real estate transactions faster, more efficient and cost effective for financial institutions, lawyers, real estate professionals, mortgage brokers and their customers and can save clients a minimum of 10% over their own internal processing costs and customize programs to meet their specific needs.

LandCanada's centralized processing centers conclude transactions quickly, accurately and efficiently – so LandCanada's clients not only serve their residential and commercial customers better, they increase profitability on every transaction.

LandCanada offers complete services that include: Residential and Commercial Title Insurance, Discharge services, Collateral, Purchase and Refinance Mortgages, Mortgage Transfers/Switches, Cash back Coupon Administration, Debt Recovery and Remedies, Document Retrieval and Property Valuations.

About Voyus (www.voyus.com)

Voyus provides a complete suite of Managed IT Services that reduce overall costs and increase productivity for its business customers. Voyus' technology completely automates the entire desktop and server management process, simplifying IT management and reducing technical support challenges for its customers.

Voyus helps businesses budget for IT by determining when, where and why IT dollars are spent and how they correspond to overall business objectives. Once a business' IT needs are determined, Voyus provides comprehensive subscription-based IT service bundles that simplify essential IT management.

Subscription-based services include technical Help Desk, 24 x 7 remote monitoring, remote control and online support as well as onsite service and email protection services guaranteeing 100% problem resolution. In addition, Voyus provides full consulting, web site management services, project management and implementation services

For further information, please contact:

Steve Smith/Zak Dingsdale
Corporate Communications
(604) 642-0115
Email: ssmith@voyus.com

Disclaimer